ABSA

RECEIVED

2007 JAN 31 A 7:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

31 January 2007

07020683

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of the release of Absa Group's Financial results for the year ended 31 December 2006 as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday, 29 January 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
FEB 02 2007
THOMSON FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

dw 1/31

ABSP AMAGB

ASA - Absa Group / ABSP - Absa Bank - Release Of Annual Financial Results For The Twelve Months Ended 31 December 2006 On 20 February 2007

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa or Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

ABSA GROUP AND ABSA BANK: RELEASE OF ANNUAL FINANCIAL RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2006 ON 20 FEBRUARY 2007

Absa Group and Absa Bank's annual financial results for the twelve months ended 31 December 2006 will be released on Sens and placed on Absa's website (www.absa.co.za) on Tuesday morning, 20 February 2007. A presentation of the Group's results will be made in Johannesburg at 11:30 a.m. (South African time) and will be televised live on Summit (DSTV channel 55). Webcast and conference call facilities will be available and details in this regard will be placed on the Absa website prior to the presentation.

Issued by:
Jacques Badenhorst
Head: Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
e-Mail: jacques.badenhorst@absa.co.za

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor:
Absa Capital, a division of Absa Bank Limited
Johannesburg
29 January 2007
Date: 29/01/2007 10:13:39 Produced by the JSE SENS Department.